SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             -----------------------

         DE ANZA PROPERTIES XII, LTD., A CALIFORNIA LIMITED PARTNERSHIP
                            (Name of Subject Company)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                             -----------------------

                                 C.E. Patterson
                            MacKenzie Patterson Inc.
                          1640 School Street, Suite 100
                            Moraga, California 94556
                                 (510) 631-9100
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 7, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   None


1.   Name of Reporting Persons

     Accelerated High Yield Income Fund, L.P.
     Accelerated High Yield Institutional Investors, L.P.
     Accelerated High Yield Growth Fund II, L.P.
     MacKenzie Fund V, A California Limited Partnership
     MacKenzie Fund VI, A California Limited Partnership
     MacKenzie Specified Income Fund, A California Limited Partnership CFS Secondary Market Fund, L.P.
     MacKenzie Fund 10, L.P.
     Moraga Fund 1, L.P.
     Cal-Kan, Inc.
     Moraga Gold, LLC
     Steven Gold
     MP Value Fund 4, L.P.
     Pat Patterson Western Securities, Inc. Profit Sharing Plan

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)     [  ]
     (b)     [ X ]

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

     Person                                                    Source of Funds

     Accelerated High Yield Income Fund, L.P.                                WC
     Accelerated High Yield Institutional Investors, L.P.                    WC
     Accelerated High Yield Growth Fund II, L.P.                             WC
     MacKenzie Fund V, A California Limited Partnership                      WC
     MacKenzie Fund VI, A California Limited Partnership                     WC
     MacKenzie Specified Income Fund, A California Limited Partnership       WC
     CFS Secondary Market Fund, L.P.                                         WC
     MacKenzie Fund 10, L.P.                                                 WC
     Moraga Fund 1, L.P.                                                     WC
     Cal-Kan, Inc.                                                        WC/AF
     Moraga Gold, LLC                                                     WC/AF
     Steven Gold                                                             WC
     MP Value Fund 4, L.P.                                                   WC
     Pat Patterson Western Securities, Inc. Profit Sharing Plan           WC/AF


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5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)   [   ]


6.  Citizenship or Place of Organization:

    Person                                                Place of Organization

    Accelerated High Yield Income Fund, L.P.                            Florida
    Accelerated High Yield Institutional Investors, L.P.                Florida
    Accelerated High Yield Growth Fund II, L.P.                         Florida
    MacKenzie Fund V, A California Limited Partnership               California
    MacKenzie Fund VI, A California Limited Partnership              California
    MacKenzie Specified Income Fund, A California Limited Partnership California
    CFS Secondary Market Fund, L.P.                                     Florida
    MacKenzie Fund 10, L.P.                                          California
    Moraga Fund 1, L.P.                                              California
    Cal-Kan, Inc.                                                        Kansas
    Moraga Gold, LLC                                                 California
    MP Value Fund 4, L.P.                                            California
    Pat Patterson Western Securities, Inc. Profit Sharing Plan       California


Number of Shares Beneficially Owned by Each Reporting Person With

7.  Sole Voting Power:


    Accelerated High Yield Income Fund, L.P.                                156
    Accelerated High Yield Institutional Investors, L.P.                    235
    Accelerated High Yield Growth Fund II, L.P.                             257
    MacKenzie Fund V, A California Limited Partnership                       10
    MacKenzie Fund VI, A California Limited Partnership                       5
    MacKenzie Specified Income Fund, A California Limited Partnership       316
    CFS Secondary Market Fund, L.P.                                          35
    MacKenzie Fund 10, L.P.                                                 407
    Moraga Fund 1, L.P.                                                     693
    Cal-Kan, Inc.                                                           169
    Moraga Gold, LLC                                                      2,207
    Steven Gold                                                              69

8.  Shared Voting Power:  None*

9.  Sole Dispositive Power:

    Accelerated High Yield Income Fund, L.P.                                156
    Accelerated High Yield Institutional Investors, L.P.                    235
    Accelerated High Yield Growth Fund II, L.P.                             257
    MacKenzie Fund V, A California Limited Partnership                       10
    MacKenzie Fund VI, A California Limited Partnership                       5

    MacKenzie Specified Income Fund, A California Limited Partnership       316
    CFS Secondary Market Fund, L.P.                                          35
    MacKenzie Fund 10, L.P.                                                 407
    Moraga Fund 1, L.P.                                                     693
    Cal-Kan, Inc.                                                           169
    Moraga Gold, LLC                                                      2,207
    Steven Gold                                                               5

10.          Shared Dispositive Power:  None*


     * Voting and dispositive power are exercised on behalf of Accelerated High Yield Income Fund, L.P., Accelerated High Yield Institutional Investors, L.P., Accelerated High Yield Growth Fund II, L.P., MacKenzie Fund V, A California Limited Partnership, MacKenzie Fund VI, A California Limited Partnership, MacKenzie Fund 10, L.P., MacKenzie Specified Income Fund, A California Limited Partnership, CFS Secondary Market Fund, L.P., MP Value Fund 4, L.P. and Moraga Fund 1, L.P. by their respective general partners who are identified in Item 2, below, and who are also affiliates of the executive officers and directors controlling Cal-Kan, Inc., members controlling Moraga Gold, LLC, and trustee of Pat Patterson Western Securities, Inc. Profit Sharing Plan.

11.  Aggregate Amount Beneficially owned by Each Reporting Person:

     Accelerated High Yield Income Fund, L.P.                              156
     Accelerated High Yield Institutional Investors, L.P.                  235
     Accelerated High Yield Growth Fund II, L.P.                           257
     MacKenzie Fund V, A California Limited Partnership                     10
     MacKenzie Fund VI, A California Limited Partnership                     5
     MacKenzie Specified Income Fund, A California Limited Partnership     316
     CFS Secondary Market Fund, L.P.                                        35
     MacKenzie Fund 10, L.P.                                               407
     Moraga Fund 1, L.P.                                                   693
     Cal-Kan, Inc.                                                         169
     Moraga Gold, LLC                                                    2,207
     Steven Gold                                                            69

             These amounts and the  corresponding  percentages  set forth in Row
             (13) below are based on interests which may be deemed to be beneficially owned by each reporting person. However, such persons by their affiliations may be deemed to beneficially own an aggregate of 4,559 Interests, which is the total of all Interests held by the reporting persons.


12. Check if the Aggregate Amount of Row (11) Excludes Certain Shares (See Instructions):
             [   ]

13.          Percent of Class Represented by Amount in Row (11):


             Accelerated High Yield Income Fund, L.P.                    0.69%

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


13.  (Cont.)
      Accelerated High Yield Institutional Investors, L.P.               1.03%
      Accelerated High Yield Growth Fund II, L.P.                        1.13%
      MacKenzie Fund V, A California Limited Partnership                 0.04%
      MacKenzie Fund VI, A California Limited Partnership                0.02%
      MacKenzie Specified Income Fund, A California Limited Partnership  1.39%
      CFS Secondary Market Fund, L.P.                                    0.15%
      MacKenzie Fund 10, L.P.                                            1.79%
      Moraga Fund 1, L.P.                                                3.05%
      Cal-Kan, Inc.                                                      0.74%
      Moraga Gold, LLC                                                   9.71%
      Steven Gold                                                        0.30%

14.          Type of Reporting Person (See Instructions):

       Person                                                         Category


       Accelerated High Yield Income Fund, L.P.                             PN
       Accelerated High Yield Institutional Investors, L.P.                 PN
       Accelerated High Yield Growth Fund II, L.P.                          PN
       MacKenzie Fund V, A California Limited Partnership                   PN
       MacKenzie Fund VI, A California Limited Partnership                  PN
       MacKenzie Specified Income Fund, A California Limited Partnership    PN
       CFS Secondary Market Fund, L.P.                                      PN
       MacKenzie Fund 10, L.P.                                              PN
       Moraga Fund 1, L.P.                                                  PN
       Cal-Kan, Inc.                                                        CO
       Moraga Gold, LLC                                                     OO
       Steven Gold                                                          IN
       MP Value Fund 4, L.P.                                                PN
       Pat Patterson Western Securities, Inc. Profit Sharing Plan           EP



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



Item 1.      Security and Issuer.

             This statement relates to limited partnership interests (the "Interests") of De Anza Properties - XII, Ltd., a California limited partnership (the "Issuer"). The address of the Issuer's principal executive offices is:

             9171 Wilshire Boulevard
             Beverly Hills, California  90210

Item 2.      Identity and Background.

     The persons filing this statement are Accelerated High Yield Income Fund, L.P. ("AHYIF"), Accelerated High Yield Institutional Investors, L.P. ("AHYI"), Accelerated High Yield Growth Fund II, L.P., ("AHYII"), MacKenzie Fund V, A California Limited Partnership ("Fund V"), MacKenzie Fund VI, A California Limited Partnership ("Fund VI"), MacKenzie Specified Income Fund, A California Limited Partnership ("Specified"), CFS Secondary Market Fund, L.P. ("CFS"),
MacKenzie Fund 10, L.P. ("Fund 10"), Moraga Fund 1, L.P. ("Moraga"), Cal-Kan, Inc. ("Cal-Kan") and Moraga Gold, LLC ("Moraga Gold"). Steven Gold ("Gold), MP Value Fund 4, L.P. ("MPVF4"), and Pat Patterson Western Securities, Inc. Profit Sharing Plan ("PPWSIPSP"). AHYIF, AHYI, AHYII, Fund V, Fund VI, Specified, CFS, Fund 10, Moraga, Cal-Kan, MPVF4 and Moraga Gold are sometimes collectively referred to herein as the "Funds" and sometimes individually as a "Fund." The Funds, through their affiliated general partners, and /or shareholders and executive officers, may be deemed to beneficially own an aggregate of 4,559 Interests (or approximately 20.1% of the outstanding Interests).

             The principal business of each of the Funds is to acquire and hold for investment limited partnership units, interests and shares (collectively, the "Units") of previously created unaffiliated real estate based limited partnerships, real estate investments trusts or other real estate based investment entities (collectively, the "Partnerships") which have invested substantially all of their capital in real property, real estate ventures or other real property based investments. The address of the Funds' principal business and principal office is 1640 School Street, Suite 100, Moraga, California 94556.

             The following chart sets forth the general partners of the Funds which are partnerships:

             Fund                   General Partner

             AHYIF         MacKenzie Patterson, Inc.
             AHYI          MacKenzie Patterson, Inc.
             AHYII         MacKenzie Patterson, Inc.
             Fund V        MacKenzie L.P., A California Limited Partnership
             Fund VI       MacKenzie L.P., A California Limited Partnership
             Specified     MacKenzie L.P., A California Limited Partnership
             CFS           William R. Cousins
             Fund 10       MacKenzie Patterson, Inc.
             Moraga        Moraga Partners, Inc.
             MPVF4         MacKenzie Patterson, Inc.

             MacKenzie L.P., A California Limited Partnership ("MacKenzie L.P.") and MacKenzie Patterson, Inc. ("MPI") also act as general partners in other limited partnerships formed to acquire Units. The business address of MacKenzie L.P., MPI and Moraga Partners, Inc. is 1640 School Street, Suite 100, Moraga, California 94556.

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                                        6

             During the last five years, none of the Funds, or, to the best knowledge of the Funds, neither MacKenzie L.P. nor MPI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             The following information is provided with respect to persons enumerated in Instruction C.

     (a) The general partner of MacKenzie L.P. is MacKenzie Securities Partners, Inc., a California corporation ("MSPI"), the shares of which are owned 50% by C.E. Patterson and 50% by Berniece Patterson (Mr. and Mrs. Patterson are husband and wife). Mr. and Mrs. Patterson are also the principal shareholders of MPI. The directors of both MPI and MSPI are Mr. and Mrs. Patterson, and the executive officers of both MPI and MSPI are Mr. and Mrs. Patterson and Victoriaanne Tacheira. The shares of Moraga Partners, Inc. and Cal-Kan, Inc. are each held 50% by C.E. Patterson and Thomas A. Frame, and Mssrs. Patterson and Frame are the executive officers and directors of each of Moraga Partners, Inc. and Cal-Kan. The members of Moraga Gold, LLC are Moraga Partners, Inc. and the David
B. Gold Trust, a private trust of which Barbara Lurie is the trustee, Steven Gold is an adviser, and a non-profit charitable foundation is the sole beneficiary. C.E. Patterson is the trustee of PPWSIPSP and its primary beneficiary.

             (b) The business addresses of each of the executive officers, directors, trustees and shareholders of both MPI, MSPI, Moraga Partners, Inc., Moraga Gold and Cal-Kan are set forth on Schedule A, which is incorporated herein by reference.

             (c) The present principal occupations or employments of each of the executive officers, directors, trustees and shareholders of MPI, MSPI, Moraga Partners, Inc., Moraga Gold, and Cal-Kan are set forth on Schedule A, which is incorporated herein by reference.

             (d)-(e) During the last five years, to the best knowledge of the Funds, none of the executive officers, directors or shareholders of any of the Funds, MPI, MSPI, Moraga Partners, Inc., Moraga Gold or Cal-Kan (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) The citizenship of each of the executive officers, directors and shareholders of MPI, MSPI, Moraga Partners, Inc., Moraga Gold and Cal-Kan are set forth in Schedule A, which is incorporated herein by reference.

Item 3.      Source and Amounts of Funds or Other Consideration.

             The Interests have been purchased by the Funds for the aggregate purchase prices set forth below:




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                                        7

             Fund                                      Aggregate Purchase Price

             AHYII                                            $78,385
             Fund VI                                            3,545
             Fund V                                             6,000
             Specified                                         95,078
             CFS                                                9,779
             Fund 10                                          128,239
             Moraga                                           216,391
             Cal-Kan                                           53,825
             Moraga Gold                                      674,155
             Steven Gold                                       22,080
             AHYI                                              49,920
             AHYIF                                             75,200

             The purchase prices for the Interests purchased by each Fund were paid for from the net proceeds available for investment to such Fund acquired through the sale of limited partnership interests of such Fund, and, in the case of Cal-Kan and Moraga Gold, by capital contributions from its shareholders or members. Such net proceeds available for investment were obtained for the express purpose of acquiring and owning Units of various Partnerships, such as Interests of the Issuer. The Units acquired by each of the Funds and the prices paid were determined in the sole discretion of the general partners or executive officers of each of the Funds.

Item 4.      Purpose of Transaction.

             The Funds acquired the Interests for investment purposes. Certain of the Funds intend to purchase up to an additional 5,680 Interests for $375 per Interest pursuant to the terms of a tender offer of even date herewith. The funds are considering other plans which relate to or may result in the acquisition by one or more of the Funds or their affiliates of additional securities of the Issuer. Other than the foregoing, the Funds do not have any present plans or proposals with respect to any actions described in Item 4 of
Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

             (a) As of the date  hereof,  each of the Funds  owns the  number of
Interests  which  represent  the  percentage  of  total  outstanding   Interests
indicated in the following table:


                                    Number of       Percentage of
             Fund                   Interests       Outstanding Interests


             AHYIF                    156                   0.69%
             AHYI                     235                   1.03%
             AHYII                    257                   1.13%
             Fund V                    10                   0.04%
             Fund VI                    5                   0.02%
             Specified                316                   1.39%
             CFS                       35                   0.15%
             Fund 10                  407                   1.79%
             Moraga                   693                   3.05%
             Cal-Kan                  169                   0.74%

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



             Moraga Gold           2,207                    9.71%
             Steven Gold              69                    0.30%


The Funds, through their affiliated general partners, may be deemed to beneficially own an aggregate of 4,559 Interests which represents approximately 20..1% of the total outstanding Interests. All of the percentages set forth in this Item 5 assume that 22,719 Interests are outstanding as reported in the Issuer's report on Form 10-K for the year ended December 31, 1995.

             (b) Each Fund has the sole power to vote and to dispose of (subject to applicable restrictions on transferability contained in the Issuer's limited partnership agreement) the respective number of Interests owned. The general partner or chief executive officer of each Fund has the authority to manage such Fund's business and assets, which authority includes the authority to vote and dispose of the Interests held.

             (c) As of August 14, 1995, the Funds held an aggregate of 145 Interests, all of which had been purchased from individual holders of Interests in cash transactions individually negotiated by representatives of each of the Funds with each holder of Interests. Pursuant to a cash tender offer commencing as of that date and ending as of September 11, 1995, Fund 10, Moraga, Cal-Kan and Specified acquired a total of 941 additional Interests at a price equal to $305 per Interest. Between October 12, 1995 and April 18, 1996 the Funds purchased an aggregate of an additional 528 Interests. All such Interests were purchased from individual holders of Interests in cash transactions individually negotiated by each purchaser with each such holder of Interests. The purchase prices paid by the Funds for such Interests ranged from $275 per Interest to $305 per Interest. Between April 18, 1996 and May 18, 1996, Moraga Gold acquired 2,139 Interests at $305 per Interest by the tender offer. Thereafter, certain of the Fund have purchased a total of 32 additional Interests for $305 per Interest in individually negotiated transactions. Between November 27, 1996 and December 31, 1996, certain of the Funds purchased an additional 798 Interests at a price of $320 per Interest pursuant to a tender offer.

             (d)  Not  applicable.   However,   the  limited  partners  of  each
partnership Fund have an interest in the profits and losses and thus an indirect interest in the distributions made with respect to the Interests.

             (e)     Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             The general and limited partners of each partnership Fund have entered into a limited partnership agreement providing for, among other things, the division of profits and losses and management of the businesses and assets of each respective Fund. Each Fund is also subject to the restrictions on transferability of the Interests contained in the Issuer's limited partnership agreement including the restrictions on assignment and transfer of Interests. Each Fund has substantial assets and investment business unrelated to the Interests, and no specific contract, arrangement, understanding or relationship exists among the Funds with respect to the Interests. Although each Fund is managed by an affiliated general partner or other affiliated persons, no Fund has any rights or interest with respect to the Interests held by any other Fund.

Item 7.      Material to be Filed as Exhibits.

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


             Not applicable.



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



                                   SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                                OF THE PURCHASERS

     MacKenzie Patterson Securities, Inc. is general partner of MacKenzie L.P., A California Limited Partnership, which is the general partner of three of the Funds; MacKenzie Patterson, Inc. is the general partner of one of the Funds, Moraga Partners, Inc. is general partner of one of the Funds, and William R. Cousins is general partner of one of the Funds, all as described in Item 2 above. Cal-Kan, Inc. is a corporation. The names of the directors and executive officers of MacKenzie Patterson Securities, Inc., MacKenzie Patterson, Inc., Moraga Partners, Inc. and Cal-Kan, Inc. and the trustee of Pat Patterson Western Securities, Inc. Profit Sharing Plan and their present principal occupations and five year employment histories are set forth below. Each individual is a citizen of the United States of America.

MacKenzie Patterson Securities, Inc.

     C.E. Patterson, Berniece Patterson and Victoriaanne Tacheira are the executive officers of MPSI, and Mr. and Mrs. Patterson are its directors. MPSI is owned 50% by Mr. Patterson and 50% by Mrs. Patterson.

C.E. Patterson

     Mr. Patterson is President and a director of both MacKenzie Patterson, Inc. ("MPI") and MacKenzie Patterson Securities, Inc. ("MPSI"). He is the co-founder and President of Patterson Financial Services, Inc. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Patterson Real Estate Services, a licensed California Real Estate Broker, was founded in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

Berniece A. Patterson

             Berniece A. Patterson is an officer and director of both MPI and MPSI. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of Investment Advisory activities, and the monitoring of past projects underwritten by PFS. Ms. Patterson is also Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 250 employees.

Victoriaanne Tacheira

             Victoriaanne Tacheira is senior vice president of both MPI, which she joined in 1988, and MPSI.

MacKenzie Patterson, Inc.

     C.E. Patterson, Berniece Patterson and Victoriaanne Tacheira are the executive officers of MPI and Mr. and Mrs. Patterson are its directors. See the discussion above under MacKenzie Securities Partners, Inc. for information regarding Mr. Patterson, Mrs. Patterson and Ms. Tacheira. Mr. and Mrs. Patterson are the principal owners of MPI and Ms. Tacheira owns a minority interest.

Moraga Partners, Inc.

     Moraga Partners, Inc. is a California corporation which is the general partner of Moraga Fund 1, L.P. It is owned by C.E. Patterson and Thomas A. Frame. Mr. Patterson and Mr. Frame are also each an executive officer and director of Moraga Partners, Inc. Information regarding Mr. Patterson is set forth above.

Thomas A. Frame

             Thomas A. Frame has been the president of Paradigm Investment Corporation, a real estate limited partnership secondary market firm, since 1986. In 1973, Mr. Frame was a co-founder of Transcentury Real Estate Masters, Oakland, California, a residential and commercial real estate brokerage firm. In 1973 he also co-founded, and has since then been a partner in, Transcentury Property Management Company, which has syndicated privately-placed real estate limited partnerships owning multi-family residential properties. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Frame is co-owner and an executive officer and director of Cal-Kan, Inc., and co-owner and an officer of Moraga Partners, Inc., general partner of Moraga Fund 1, L.P. Mr. Frame, through his affiliates, manages over $6 million dollars in investor capital and is currently managing a total of 1,150 residential units in four states.

Cal-Kan, Inc.

     Cal-Kan, Inc. is a Kansas corporation. It is owned by C.E. Patterson and Thomas A. Frame. Mr. Patterson and Mr. Frame are also each an executive officer and director of Cal-Kan, Inc. Information regarding each of Mr. Patterson and Mr. Frame is set forth above.

William R. Cousins

     William R. Cousins, age 51, has been the sole owner and operator of Cousins Financial Services since 1981. Mr. Cousins is a licensed securities representative with Oak Brook Securities and holds insurance licenses in both Illinois and Florida. Mr. Cousins is also a member of the National Association of Tax Practitioners. Mr. Cousins graduated from the Moody Bible Institute, Chicago, Illinois in 1961 and received a Bachelor of Science from Azusa Pacific College, Azusa, California in 1967.

Moraga Gold, LLC

     The members of Moraga Gold, LLC are Moraga Partners, Inc. and the David B. Gold Trust. Information concerning Moraga Partners, Inc. is set forth above. The David B. Gold Trust is a private trust of which Barbara Lurie is the trustee and Steven Gold is responsible for specific investments. The sole beneficiary of the trust is a non-profit charitable foundation. The business address of the trust in One Maritime Plaza, Suite 725, San Francisco, California 94111 Barbara Lurie has been employed for the last five years as a physician by the University of California, San Francisco and the University of Minnesota. Steven Gold, a California attorney, has been self-employed during the last five years analyzing investments for his own account and for that of the trust. In addition, he has

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



participated in starting a number of business ventures, including T/O Devices, and import/export company.

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


MacKENZIE FUND V, A CALIFORNIA LIMITED PARTNERSHIP

By:          MacKenzie L.P., a California limited
             partnership, Its General Partner

             By:     MacKenzie Securities Partners, Inc.,
                     a California corporation,
                     Its General Partner

                     By:   /s/Victoriaane Tacheira             February 7, 1997
                           Victoriaanne Tacheira               Date
                           Vice President


MacKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP

By:          MacKenzie L.P., a California limited
             partnership, Its General Partner

             By:     MacKenzie Securities Partners, Inc.,
                     a California corporation,
                     Its General Partner

                     By:   /s/Victoriaane Tacheira             February 7, 1997
                           Victoriaanne Tacheira,              Date
                           Vice President


MacKENZIE SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP

By:          MacKenzie L.P., a California
             limited partnership,
             Its General Partner

             By:     MacKenzie Securities Partners, Inc.,
                     a California corporation,
                     Its General Partner

                     By:   /s/Victoriaane Tacheira             February 7, 1997
                           Victoriaanne Tacheira,              Date
                           Vice President



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





MacKENZIE FUND 10, L.P.

By:          MacKenzie Patterson, Inc.,
             Its General Partner

             By:     /s/Victoriaane Tacheira                   February 7, 1997
                     Victoriaanne Tacheira,                    Date
                     Vice President


MP VALUE FUND 4, L.P.

By:          MacKenzie Patterson, Inc.
             Its General Partner

             By:     /s/Victoriaane Tacheira                   February 7, 1997
                     Victoriaane Tacheira                      Date
                     Vice President

CFS SECONDARY MARKET FUND, L.P.

By:          /s/William R. Cousins                             February 7, 1997
             William R. Cousins,                               Date
             Its General Partner


MORAGA FUND 1, L.P.

By:          Moraga Partners, Inc.,
             Its General Partner

             By:     /s/Victoriaane Tacheira                   February 7, 1997
                     Victoriaanne Tacheira,                    Date
                     Vice President

CAL-KAN, INC.

By:          /s/Victoriaane Tacheira                           February 7, 1997
             Victoriaanne Tacheira,                            Date
             Vice President

ACCELERATED HIGH YIELD GROWTH FUND, L.P.

By:          MacKenzie Patterson, Inc.,
             Its General Partner

             By:     /s/Victoriaane Tacheira                   February 7, 1997
                     Victoriaanne Tacheira,                    Date
                     Vice President


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



ACCELERATED HIGH YIELD INCOME FUND I, L.P.

By:          MacKenzie Patterson, Inc.,
             Its General Partner

             By:     /s/Victoriaane Tacheira                   February 7, 1997
                     Victoriaanne Tacheira,                    Date
                     Vice President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By:          MacKenzie Patterson, Inc.,
             Its General Partner

             By:     /s/Victoriaane Tacheira                   February 7, 1997
                     Victoriaanne Tacheira,                    Date
                     Vice President

MORAGA GOLD, LLC

By:          Moraga Partners, Inc.,
             Member

             By:     /s/Victoriaane Tacheira                   February 7, 1997
                     Victoriaane Tacheira,                     Date
                     Vice President


By:          David B. Gold Trust,
             Member


             By:     /s/Steven Gold                            February 7, 1997
                     Steven Gold, Adviser to David             Date
                     B. Gold Trust

PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN

By:                 /s/C. E. Patterson                         February 7, 1997
                    C. E. Patterson, Trustee                   Date


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